

April 13, 2011

Frank A. D'Amelio
Executive Vice President, Business Operations and
Chief Financial Officer (Principal Financial Officer)
Pfizer Inc.
235 East 42nd Street
New York, NY 10017

> **Re:** **Pfizer Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed February 28, 2011**
> **File No. 001-03619**

Dear Mr. D'Amelio:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

General

1. We have not yet reviewed the Part III information that is included in your Form 10-K. We may have further comments after reviewing that information and we will not be able to clear our review of your filing until we have the opportunity to resolve any resulting comments.

Exhibit 13
Financial Review
Product Developments – Biopharmaceutical, page 28

2. In order to help us evaluate your disclosure about your research and development activities, please provide us the following information:

- The description of research and development process for each of your segments. Clarify whether FDA approval is required for the products derived from the Diversified segment;

- Research and development expenses incurred during 2010 and 2009 by segment; Additionally, please clarify why you do not provide information surrounding research and development activities relating to the Diversified segment;
- For each segment requiring FDA approval, the breakout of research and development expense incurred during 2010, if practicable, by development phase (i.e. preclinical, phase 1, phase 2 phase 3) and by therapeutic class;
- For those late phase development projects on pages 29 to 31, please tell us the following:
  - The projects pending FDA approval at December 31, 2010 and 2009 but are not listed in the tables on pages 29 and 30 and why.
  - Why the tables on page 31 do not appear to include all of the 24 programs in Phase III indicated on page seven of the Form 10-K.
  - The month and the year that each project listed on page 31 entered Phase III;
  - The projects in phase III at December 31, 2009 not listed in the tables on pages 29 to 31 and why.
  - The significant patents associated with each late phase development project listed in the tables on pages 29 to 31 and their expiration dates.

Financial Condition, Liquidity and Capital Resources, page 41

3. Tell us your consideration of providing liquidity disclosures to discuss the potential tax impact associated with the repatriation of undistributed earnings of foreign subsidiaries. In this regard, please provide us proposed disclosure to be included in future periodic filings that includes a discussion of the amount of cash and investments that are currently held by your foreign subsidiaries and the impact of repatriating the undistributed earnings of foreign subsidiaries. Refer to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

Notes to Consolidated Financial Statements

3. Other Significant Transactions and Events
B. Asset Impairment Charges, page 65

4. Please provide us proposed disclosure to be included in future periodic filings disaggregating the $1.8 billion impairment charge in 2010 to identify the amount associated with each specific asset. Refer to ASC 360-10-50-2.

7. Taxes on Income

A. Taxes on Income, page 70

5. The disclosure on page 70 states in several places related to 2009 and 2010 income taxes "certain business decisions in connection with our acquisition of Wyeth". Provide us proposed disclosure to be included in future periodic filings to explain the effect of the decisions on income taxes and the effects of repatriation of certain overseas funds of Wyeth on income taxes (page 19) if any.

6. You recognized $1.4 billion of income tax benefit in 2010 related to the settlement of audits of 2002 – 2005 for Pfizer and 2003 for Pharmacia prior to the date of merger with Pfizer. Please tell us the amount related to Pharmacia pre-merger, how you accounted for that amount and the basis for your accounting.

C. Deferred Taxes, page 72

7. Please clarify for us why you believe it is not "practical" to determine the amount of unrecognized deferred tax liability related to the $48.2 billion in undistributed earnings. Refer to ASC 740-30-50-2.c. which requires disclosure of the amount of unrecognized deferred tax liability, if practicable, or a statement that determination is not practicable.

12. Goodwill and Other Intangible Assets
B. Other Intangible Assets
Developed Technology Rights, page 82

8. You disclose the more significant components of developed technology rights in order of significance but do not quantify the amount of each. Provide us proposed disclosure to be included in future periodic filings showing the relative magnitude of each identified right similar to disclosure you made in Form 10-K for December 31, 2008.

19. Legal Proceedings and Contingencies, page 98

9. Regarding your disclosure that you cannot reasonably estimate the maximum potential exposure or the range of possible loss in excess of amounts accrued for your contingencies, please tell us whether this means that you are not able to reasonably estimate the amount of loss or range of loss in excess of amounts accrued for any of your contingencies. Provide us a description of the process you undertake to determine a reasonable estimate of loss or range of loss for each contingency in excess of the amount accrued or that an estimate cannot be made. Provide us a list of the number of contingencies by length of time pending grouped by one year or less, more than one year but less than three years, more than three years but less than five years, and more than five years.

10. You also include separate discussion of "principal' matters pending. Please tell us the criteria you have used to deem one as a "principal" matter.

B. Product Litigation
Asbestos
Quigley, page 102

11. On page 65, you disclose that you recorded $701 million and $620 million of asbestos litigation expense relating to Quigley Company in the third and fourth quarters of 2010, respectively. Please tell us why the entire amount was not recorded in the third quarter of 2010. We note that the Bankruptcy Court rendered their decision in September 2010.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tabatha Akins, Staff Accountant, (202) 551-3658 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. Please contact Michael Rosenthall, Attorney Advisor at (202) 551-3674 or Sebastian Gomez Abero, Attorney Advisor at (202) 551-3578 with questions on other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant